--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

================================================================================
1. Name and Address of Reporting Person*

   Carden                            William                           J.
--------------------------------------------------------------------------------
   (Last)                            (First)                        (Middle)

                             5850 San Felipe, Suite 450
--------------------------------------------------------------------------------
                                     (Street)

   Houston                            Texas                           77057
--------------------------------------------------------------------------------
   (City)                            (State)                          (Zip)


2. Issuer Name and Ticker or Trading Symbol

    Nooney Realty Trust, Inc.
    Nasdaq symbol "NRTI"

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   June 1998

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [X] Officer (give title below)

       Chief Executive Officer
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   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (Instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                     or
                                                                     (D)
                                           ------  ------  --------  ---  ----------
Common Stock          6/19/98              P               56,150(1) A    $9.69                        I              (2)
Common Stock          6/19/98              P               2,000(1)  A    $9.125      69,150(1)        I              (2)
====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------
Employee    $10.00    3/1/98    A    V    50,000        (3)      (4)      Common  50,000            50,000      D
Stock Option                                                              Stock
(right to buy)



Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2) By Kissimee Sq. Assoc., Ltd., a Texas limited partnership, the general partner of which is No.-So., Inc., a Texas corporation. William J. Carden is the President and a shareholder of No.-So., Inc. and is a limited partner of Kissimee Sq. Assoc., Ltd.

(3) The option vests in five equal annual installments beginning on March 1, 1999. The terms of the option provide, however, that neither the existence of such option nor the exercise of such option with respect to any shares of the Issuer shall be permitted if the existence or exercise of such option were to violate the Bylaws of the Issuer, including, without limitation, the 9.8% ownership limitation specified in the Bylaws.

(4) The reporting person may exercise each portion of the option for a period of five years after each such portion becomes exercisable.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    /s/ William J. Carden                                  July 14, 1998
---------------------------------------------       ---------------------------
  **Signature of Reporting Person                             Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.